Exhibit 21.1
Subsidiaries of Pzena Investment Management, Inc.

Subsidiary	Jurisdiction and Organization
Pzena Investment Management, LLC	Delaware Limited Liability Company
Pzena Large Cap Value Fund	Massachusetts Trust
Pzena Large Cap Value Fund II	Massachusetts Trust
Pzena International Value Service	Delaware Limited Liability Company
Pzena Global Value Service	Delaware Limited Liability Company
Pzena Emerging Markets Value Service	Delaware Limited Liability Company
Pzena Investment Management Select Fund, LP	Delaware Limited Partnership